#82-1260

02055233

British Columbia Securities Commission

QUARTERL[illegible] END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B & C
(place X in appropriate category)

SUPPL

02 OCT -7 AM 10:27

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**July 31, 2002**	**02/09/26**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thundersword@sprint.ca	**www.thundersword.com**

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"S.Naguschewski" DIRECTOR'S SIGNATURE	**Siegfried (Siggy) Naguschewski** PRINT FULL NAME	**02/09/26** DATE SIGNED YY/MM/DD
"M. Goldstein" DIRECTOR'S SIGNATURE	**Matty Goldstein** PRINT FULL NAME	**02/09/26** DATE SIGNED YY/MM/DD

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

dlw 10/8

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

September 26, 2002

This is to confirm the distribution of our Interim Financial Statements for the period ended July 31, 2002 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2002
(Unaudited – see Notice to Reader)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at July 31, 2002 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

September 26, 2002

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEET

(Unaudited – see Notice to Reader)

		JULY 31 2002		OCTOBER 31 2001
ASSETS				
Current				
Cash	$	**4,392**	$	48,649
Accounts receivable		**-**		155,998
Inventory		**30,448**		36,965
Prepaid expenses		**8,752**		966
		43,592		242,578
Capital Assets		**32,251**		2,462
Interest In Mineral Properties		**82,060**		82,060
	$	**157,903**	$	327,100
LIABILITIES				
Current				
Accounts payable	$	**78,832**	$	134,167
Due to related parties (Note 2)		**282,691**		311,083
		361,523		445,250
SHAREHOLDERS' DEFICIENCY				
Share Capital		**3,703,249**		3,703,249
Deficit		**(3,906,869)**		(3,821,399)
		(203,620)		(118,150)
	$	**157,903**	$	327,100

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2002	2001	2002	2001
Sales	$ 48,882	$ 8,726	$ 72,347	$ 38,382
Cost Of Sales				
Inventory, beginning of period	36,677	-	36,965	24,486
Purchases	-	136,367	-	136,367
Freight & warehousing	17,970	-	27,559	100
	54,647	136,971	64,524	173,632
Inventory, end of period	30,448	136,367	30,448	136,367
	24,199	604	34,076	37,265
Gross Profit	24,683	8,122	38,271	1,117
Administrative Expenses				
Advertising and shareholder relations	2,006	97	5,918	6,337
Amortization	1,298	315	2,686	945
Automotive and travel	3,081	2,750	14,991	29,661
Consulting fees	17,800	17,500	53,240	69,500
Filing and transfer fees	541	1,504	8,191	10,675
Interest – current	136	1,650	376	5,517
Office and miscellaneous	11,860	9,025	35,660	35,035
Professional fees	650	25,590	2,139	-
Site investigation	(411)	-	540	106
	36,961	7,245	123,741	133,714
Net Loss For The Period	(12,278)	871	(85,470)	(132,597)
Deficit, Beginning Of Period	(3,894,591)	(3,785,297)	(3,821,399)	(3,651,829)
Deficit, End Of Period	$ (3,906,869)	$ (37,844,424)	$ (3,906,869)	$ (3,784,426)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2002	2001	2002	2001
Cash Flows From Operating Activities				
Net income for the period	$ (12,278)	$ 871	$ (85,470)	$ (132,597)
Adjustments for item not affecting cash:				
Amortization	1,298	315	2,686	945
	(10,980)	1,186	(82,784)	(131,652)
Changes in non-cash working capital items:				
Accounts receivable	9,167	(114)	155,998	7,298
Inventory	6,229	(136,367)	6,517	(111,881)
Prepaid expenses	(3,225)	-	(7,786)	(20,000)
Accounts payable	(4,618)	(27,091)	(55,335)	(28,200)
	(3,427)	(162,386)	16,610	(284,435)
Cash Flows From Investing Activity				
Purchase of capital assets	(18,897)	-	(32,475)	-
Cash Flows From Financing Activity				
Due to related parties	19,565	163,156	(28,392)	260,504
Increase (Decrease) In Cash And Equivalents During The Period	(2,759)	770	(44,257)	(23,931)
Cash And Equivalents, Beginning Of Period	7,151	50	48,649	24,751
Cash And Equivalents, End Of Period	$ 4,392	$ 820	$ 4,392	$ 820

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2002

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2001. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2001.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 to a company with one common director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_____ Schedule A

X _____ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**July 31, 2002**	**02/09/26**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
thundersword@sprint.ca	**www.thundersword.com**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S. Naguschewski"	**Siegfried (Siggy) Naguschewski**	**02/09/26**
"M. Goldstein"	**Matty Goldstein**	**02/09/26**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JULY 31, 2002

1. Analysis of material expenses and deferred costs for the current period:

   See statement of loss and deficit in attached financial statements.

2. Aggregate amount of expenditures made to parties not at arm's length to issuer, during the three months ended July 31, 2002.

   The Company paid or accrued rent of $3,000 to a company with a common director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. (a) Summary of securities issued during the three months period:

   None

   (b) Summary of options granted during the three months period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, JULY 31, 2002	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JULY 31, 2002

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow:	Nil
Total number of shares subject to pooling:	Nil

2. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

- SCHEDULE C -

REPORT TO SHAREHOLDERS
OF
THUNDER SWORD RESOURCES INC.

For the nine months ending July 31, 2002

Sept. 24, 2002

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the nine-month period ending July 31, 2002 the Company continued to develop market opportunities for magnesium chloride.

Cash remains a limited resource and operating costs are funded by some sales and by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that sales of the product provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Directors, Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In our report to shareholders of Feb. 28/02 we mentioned that the Company was in the process of salvaging as much product as we can. We were able to secure on a lease-based basis a paved yard of 15,000 sq. ft. in the Burnaby area and transported the damaged goods to this yard. Here we assorted the more-damaged to the less-damaged product and were able to sell some of this less-damaged product.

However, the packaging further deteriorated due to the sunny weather conditions so we had to purchase tanks and relating equipment, converted the crystals into liquid and are now storing the magnesium in liquid form, which lends itself nicely for de-dusting.

While originally we were directing our attention towards de-icing and will continue to do so, through this latest shipment's disastrous misfortunes, we have been pointed into the area of de-dusting and the product is performing effectively. So what originally looked like a total loss to us is now opening new avenues of distribution for us.

This is a back-breaking procedure but our director, Matty Goldstein and his crew are doing an excellent job in this area.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. An Israeli company has invested about $400 million to recover the potash in the lake. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be the most effective solution for highway de-icing and dust control and numerous other applications. The use of magnesium chloride for winter application (de-icing) has increased in the last year. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared to sand or salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful to vegetation and ground water of all common de-icers.

We believe that magnesium production represents one of the most exciting metallurgical opportunities of this century. Again your Company is in a unique position to benefit from this and other opportunities.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.